October 31, 2007

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

      Re: Allianz Life Insurance Company of North America
              Alliance Life Variable Account B
              Initial Registration Statement on Form N-4
              File Nos. 333-145866 and 811-05618

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statement, which the Commission received on September 4, 2007.   In light of your representations concerning the similarities between this contract and the Allianz Vision contract, we conducted a selective review. Based on our review, we have the following comments on the registration statement:

1. Fee Table (Pages 5-6)
   For ease in reading the table, please show only the "Transfer Fee, Premium Taxes and Contract Maintenance Charge" in the right column. The words describing these charges should be added to the description of the charge on the left side.

2. Accumulation Units/Computing the Contract Value (Page 16)
   Please try to incorporate the language shown by the asterisks into the text here and elsewhere in the prospectus.

3. Quarterly Value Death Benefit (Pages 46-47)
   The calculation of the benefit as described in the third paragraph appears to be different than what is described in the first paragraph. Please explain. Please also add the word "of" after "earliest" in the paragraph describing when the Quarterly Value Death Benefit terminates.

4. Notes for Joint Owners Electing Single Lifetime Plus Payments (Page 55)
   Please consider incorporating into the definition of "Contract Anniversary" the point that if the anniversary does not fall on a Business Day, the anniversary is the next

Business Day. This change should also be made to the definition of "Benefit Anniversary."

5. Exhibits
    Please add the exhibit number in the original filing for all documents incorporated by reference.

6. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

7. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

        Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products